Exhibit 2.1

AMENDMENT NO. 1 TO

AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 to the Agreement and Plan of Merger (this “Amendment”) is entered into as of January 28, 2014 (“Amendment Date”), by and among Tauriga Sciences, Inc., a Florida corporation  (“Tauriga”), Pilus Acquisition, LLC, an Ohio limited liability company and wholly-owned subsidiary of Tauriga (“Acquisition Sub”, and together with Tauriga, the “Purchasers”), Bacterial Robotics, LLC, an Ohio limited liability company (“Parent”), Pilus Energy, LLC, an Ohio limited liability company (“Pilus”), Dr. Daniel J. Hassett, PhD (“Hassett”) and Ian Cody Harrison (“Harrison”).

WHEREAS, Tauriga, Acquisition Sub, Parent, Pilus, Hassett and Harrison entered into that certain Agreement and Plan of Merger, dated as of November 25, 2013 (the “Merger Agreement”), pursuant to which the parties intend to effect a merger (the “Merger”) via the acquisition of Pilus, and certain Intellectual Property owned and/or held by Pilus and Bacterial Robotics, by Tauriga via the Merger of Pilus and Acquisition Sub, with Pilus being the surviving entity as a subsidiary of Tauriga;

WHEREAS, the parties desire to amend the Merger Agreement in a manner intended to address and amend certain closing conditions related to the Merger, including to (i) eliminate the covenant that the Company complete a reverse stock split as a condition to closing of the Merger, (ii) clarify that there will be no performance and forfeiture required under the Merger by deleting original Merger Agreement §4.1(f), (iii) adjust the amount, timeline and application of the cash that Tauriga will raise, (iv) revise certain Intellectual Property Sections 2.10 of the Merger Agreement to reflect the right to use certain Trademarks and Trade Secrets by Tauriga, (v) add a covenant that Tauriga will cover the costs related to Pilus Energy’s intellectual property following the consummation of the Merger, (v) add a covenant that Tauriga  shall establish a stock option plan for Bacterial Robotics, (vi) add a guarantee that key man insurance is in place by the closing of the Merger, and (vii) address a plan for management of Pilus following the merger.

WHEREAS, the Board of Directors of Tauriga has (i) determined that the Merger Agreement, as amended pursuant to this Amendment (the Merger Agreement as so amended, the “Amended Merger Agreement”), is fair to, and in the best interests of, Tauriga and its Shareholders, (ii) approved this Amendment and the transactions contemplated by the Amended Merger Agreement, and (iii) resolved to use their good faith efforts to consummate the Merger; and

WHEREAS, the Boards of Managers of each of Bacterial Robotics and Pilus have unanimously (i) determined that the Amended Merger Agreement is fair to, and in the best interests of, Bacterial Robotics and Pilus, respectively, and their respective members, (ii) approved this Amendment and the transactions contemplated by the Amended Merger Agreement, and (iii) resolved to use their good faith efforts to consummate the Merger.

NOW, THEREFORE, in consideration of the agreements, covenants, representations and warranties herein contained, the Parties agree as follows.

1. Incorporation of Preliminary Statements; Defined Terms. The Recitals set forth above by this reference hereto are hereby incorporated into this Amendment. Capitalized terms used, and not otherwise defined herein, shall have the meanings given to such terms in the Merger Agreement.

2. Amendments to Merger Agreement. The parties hereby amend the Merger Agreement as set forth below:

(a) Sections 2.10(a)-2.10(b) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following:

(a)               Schedule 2.10(a) sets forth all: (i) United States and foreign patents and patent applications and industrial design registrations, including prepared and unfiled provisional patent applications or non-provisional patent applications, provisional patent applications, patent disclosures, continuations, continuations-in-part, divisions, reissues, reexaminations, extensions, utility models, certificates of invention and design patents, registrations, and applications for registration, (ii) United States, state and foreign trademarks and service marks, internet domain names, uniform resource locators (URLs), and any variants thereof (for example, .net, .biz, .info), logos, words, designs, slogans, product and service names, product descriptions, trade dress, trade names, corporate names, assumed names, and other trade designations whether the foregoing are registered or unregistered, and all United States, state and foreign registrations and applications to register the foregoing, (iii) trade secrets, and (iv) United States and foreign copyrights and other rights in original works of authors, whether registered or unregistered, and pending applications to register the same, all of the foregoing Intellectual Property being owned by, or licensed or sublicensed to Pilus by Parent, or being used by Pilus in its business as presently conducted and as contemplated to be conducted (“Pilus IP”), including the Pilus Energy Cincinnati Metro Sewer District pilot and the Pilus Energy Anheuser-Busch pilot.

(b)               The Pilus IP set forth in Schedule 2.10(a) sets forth all Intellectual Property necessary for the operation of Pilus, as its business as presently conducted or as is contemplated to be conducted.  The Pilus IP comprises all the Intellectual Property that is necessary or desirable for the commercialization of the Technology in the making and using of genetically modified micro-organisms tailored to perform one or more specific functions in microbial fuel cells, such as to clean polluting molecules from wastewater.  With some exceptions, noted below, Parent is conveying to Tauriga, via an Assignment to Tauriga,  its entire right, title and interest in and to the said intellectual property set forth therein, such exceptions consisting of an existing license of the family of applications arising from U.S. Patent Application No. 61/154,464, set forth in Schedule 2.10(j), and the joint, equal and undivided right, title and interest in the family of applications arising from U.S. Patent Application No. 61/154,464, possessed by the University of Cincinnati.  Such exceptions also consisting of the Genetic Rights Management (GeRM) keys/lock  System (TRADE SECRET), trademark for “BactoBots,” and patent application serial no. 61/790,735, owned by Parent.  Parent and Tauriga will negotiate a license to use the Genetic Rights Management (GeRM) keys/lock System, the trademark for “BactoBots,” and patent application serial no. 61/790,735 at a later date in the field of microbial fuel cells, permitting its use in business to be conducted by, or contemplated to be conducted by Pilus, and such license to Tauriga will not be unreasonably denied by Parent.  The original, first and joint inventors of the subject matter claimed in the issued patents and in the filed patent applications included in the Pilus IP on Schedule 2.10(a) are properly named.  To the Knowledge of Pilus, the applicable statutes governing marking of products covered by the Pilus IP have been fully complied with, in all material respects.

(c) Schedule 2.10(a) shall be revised, as attached.

(d) Section 4.1(f) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following:

“(f) (1) Tauriga shall, by no later than February 20, 2014, pay Bacterial Robotics $50,000; (2) Tauriga shall pay Bacterial Robotics $75,000 promptly upon receipt of funds (but in no event later than three business days thereafter) of the first $1,000,000 obtained by Tauriga either from (i)  a grant obtained by Tauriga from a governmental agency, or (ii) from such other third party investors or other sources, which funds shall have been obtained by Tauriga for the purpose of funding projects that use the Intellectual Property or by otherwise leveraging such Intellectual Property; and (3) Tauriga shall pay Bacterial Robotics $100,000 promptly upon receipt (but in no event later than three business days thereafter) of the second $1,000,000 obtained by Tauriga either from (I) a grant from a governmental agency, or (II) from such other third party investors or other sources, which funds shall have been obtained by Tauriga for the purpose of funding projects that use the Intellectual Property or by otherwise leveraging such Intellectual Property.”

(e) Section 4.1(g) of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following: “Reserved.”

(f) Section 5.10 of the Merger Agreement shall be amended by deleting the text thereof in its entirety and substituting therefor the following: “Reserved.”

(g)  Add a new Covenant Section 5.15, which language shall be as follows: “Intellectual Property Costs.  Tauriga agrees to cover the prosecution and related costs of the Intellectual Property acquired from the Sellers in the Merger for the period immediately following the consummation of the Merger until such time that Tauriga no longer owns such Intellectual Property.”

(h)  Add a new Covenant Section 5.16, which language shall be as follows: “Stock Option Plan.  Tauriga shall, within ninety (90) days of the closing of this Merger, implement a stock option plan (the “Plan”) for Bacterial Robotics, which Plan shall have a one (1) year cliff and a four (4) year vesting period for Plan options exercisable for Tauriga Common Stock on a pro-rata basis to Baterial Robotics ownership interest immediately following the consummation of the Merger, with 25% of the total number of Bacterial Robotics’ option shares shall be released from the Plan on the one-year anniversary of the Plan, and an additional 1/48th of the total number of stock options shall be released from the Plan on the corresponding day of each month thereafter, until all of Bacterial Robotics’ stock options have been released on the fourth anniversary of the Plan.”

(i) Add a new Covenant Section 5.17, which language shall be as follows: “Management of Pilus Post-Closing.  Tauriga’s management will participate in all material aspects of Pilus’ business.  Tauriga further agrees to offer the assistance of its Operations Manager to Cody Harrison on customary day-to-day operational matters.”

(j) Add a new Covenant Section 5.18, which language shall be as follows: “Key-Man Insurance.  On or before the Closing date, Tauriga shall have purchased, as its expense and as the sole beneficiary, Key-Man Insurance for each of its CEO and COO, in an amount not less than $5,000,000 and $2,000,000, respectively.”

(k)  Section 4.2(i) of the Merger Agreement shall also be deleted in its entirety, and substituting therefor the following:  “Assignment of Pilus IP.  Parent shall have executed and delivered an Assignment of the Intellectual Property, in form and substance reasonably satisfactory to Tauriga, granting Tauriga exclusive ownership in the Pilus IP, as set forth in Schedule 2.10(a) and the Assignment of Pilus IP, subject to the specific exceptions set forth in Section 2.10(b).”

(l)  The sixth (6th) WHEREAS clause in the preamble of the Merger Agreement within the Recitals is deemed revised to reflect an “assignment” rather than a “license” of the Intellectual Property.

(m)  Section 4.2(j) of the Merger Agreement shall also be deleted in its entirety, and substituting therefor the following:  “Rights to Pilus IP.  Tauriga shall have received written evidence satisfactory to it in its sole discretion that Parent has sole and exclusive rights to license, sublicense and/or assign all of the Pilus IP, as set forth herein and in the Assignment of Pilus IP, to Tauriga in the Merger.

3. Miscellaneous.

(a) Counterparts and Facsimile Signature. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Amendment may be executed by delivery of signatures by facsimile or other electronic means.

 (b) No Other Amendments. Except as specifically contemplated by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms.

[signature pages follow]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

TAURIGA SCIENCES, INC.

By:	/s/
Name: Seth Shaw
Title: Chief Executive Officer

ACQUISITION SUB:
Pilus Acquisition, LLC

By:	/s/
Name: Seth Shaw
Title: Chief Executive Officer

[Tauriga/Acquisition Sub Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first above written.

PARENT:

Bacterial Robotics, LLC

By:	/s/
Jason Barkeloo
Chief Executive Officer

PILUS ENERGY, LLC:

By:	/s/
Jason Barkeloo
Chief Executive Officer

Dr, Daniel J. Hasset

Dr. Daniel J. Hasset

Ian Cody Harrison

Ian Cody Harrison

[Parent, Pilus, Hasset, Harrison Sub Signature Page to Amendment No. 1 to Agreement and Plan of Merger]